NEWS RELEASE

Release 07-2003

April 23, 2003	Trading Symbol: WTC:TSX
WTZ:AMEX

PEÑASQUITO SILVER PROJECT UPDATE

Assay results expected in the next two to three weeks; Detailed gravity survey completed Rotary drilling program pending to test for shallow gold-silver mineralization Scoping study proceeding

VANCOUVER, British Columbia, April 22, 2003: Western Silver Corporation (“Western”) has completed a 13 hole, 5,462 metre core drilling program at its 100%-owned Peñasquito silver property in Zacatecas State, Mexico.  11 new holes were drilled and 2 old holes were deepened. Assay results for these 13 holes are expected within the next 3 weeks. The program was designed to test the following targets:

-

The northwest extension of the Chile Colorado Zone.

-

The high-grade massive sulfide occurrence to the southeast of the Chile Colorado Zone.

-

The extension of the silver gold mineralization northeast of the Azul Breccia near holes PN-11 and WC-38.

-

Geophysical (gravity and scalar IP) anomalies east of the Azul Breccia and between the Outcrop and Azul Breccias.

All samples have been split and are currently being analyzed by ACME Labs in Vancouver.

Further Work at Peñasquito

The company has also completed a detailed gravity survey around the Azul breccia consisting of over 1,300 stations on 50 metre centres. The new data is being merged with old gravity data and will be processed to remove effects of overburden. A new compilation map based on 3D modeling of all geophysics (gravity, CSAMT, IP and magnetics), should be completed within two weeks. This work will provide a better understanding of the Peñasquito area and should lead to new targets for drilling.

A 2,500 metre rotary drill program to test for shallow oxide gold-silver mineralization will begin during the first week of May. Twenty-five holes are planned during the first phase of this program.

Peñasquito Scoping Study Underway

A Peñasquito scoping study is being conducted based on the recent resource calculation prepared by SNC Lavalin (complete copies of which are available on the company’s website).  Preliminary pit design and preliminary processing flow sheets have been completed, both of which will be utilized to estimate the operating and capital cost of the project.  Work to date by Mountain States R&D International, Inc. indicates that “dense media separation” or “DMS”, a process that is used to concentrate the heavier ore-bearing materials will reduce the amount of ore processed by 50% while only reducing the amount of metal recovered by 5-10%.  The associated reductions in capital and operating costs are expected to assist in the economics of the project.  Mountain States will be undertaking further DMS work including tests to determine the specific gravity of the denser sulfide mineralization and a pilot scale test of approximately 1,500 kg (3,300 pounds) of ore in the next 4-6 weeks to further refine the DMS criteria.

Western is a silver and base metal exploration company with advanced projects in Mexico and Canada.  Western’s Peñasquito project in Zacatecas, Mexico was the subject of a recent resource calculation which indicated a resource of 158.8 million ounces of silver, 1.36 million ounces of gold, 988.8 million pounds of lead and 2.3 billion pounds of zinc and inferred a resource of 54.6 million ounces of silver, 584 thousand ounces of gold, 310 million pounds of lead and 891 million pounds of zinc.

Dr.Thomas Patton is the qualified person responsible for the preparation of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

“Dale Corman” Dale Corman

Chairman and Chief Executive Officer

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission.